Exhibit 99.3

June 20, 2003

Longview International Equity Fund, L.P.
Charlotte House
Charlotte Street
P.O. Box N9204
Nassau, Bahamas

Ladies and Gentlemen:

        Reference is made to the Common Stock Purchase Agreement dated June 20, 2003 ("Common Stock Purchase Agreement") between you, as the investor (the "Investor"), and Digital Angel Corporation (the "Company") and the Registration Rights Agreement dated June 20, 2003 ("Registration Rights Agreement") between the Investor and the Company. As we informed you, the Company must obtain the consents of IBM Credit Corporation ("IBM Credit") and the Advisory Board of the Digital Angel Share Trust (the "Advisory Board") to issue and sell the shares of Common Stock to the Investor under the terms of the Common Stock Purchase Agreement. By signing this letter below, the Investor agrees with the Company that (a) the Company's representations in the Common Stock Purchase Agreement and the Registration Rights Agreement with respect to the consummation of the transactions contemplated by the Common Stock Purchase Agreement and the Registration Rights Agreement and with respect to having obtained all consents needed to consummate such transactions are qualified by the requirement that the Company must obtain the consents of IBM Credit and the Advisory Board before issuing and selling the shares of Common Stock under the Common Stock Purchase Agreement, and (b) such qualification is not a breach of the Company's representations and warranties under the Common Stock Purchase Agreement or the Registration Rights Agreement.

Very truly yours,
DIGITAL ANGEL CORPORATION
By:
James P. Santelli Chief Financial Officer

AGREEMENT

        Longview International Equity Fund, L.P. hereby agrees to the terms of this letter.

LONGVIEW INTERNATIONAL EQUITY FUND, L.P. By: Redwood Capital Management, its general partner
By
Anthony L.M. Inder Rieden Director